Strictly Private & Confidential

The Directors
Minmet Plc
18 Fitzwilliam Place
Dublin 2
Ireland

December 4, 2008

Dear Sirs:

Subject to Documentation

Proposed unconditional offer on behalf of Fox Petroleum for the entire issued and to be issued share capital of Minmet plc ("Minmet") ("Proposed Offer")

Further to our discussions I am writing to confirm Fox Petroleum's position in relation to Trilliant making an offer for the entire issued and to be issued share capital of Minmet.

This Offer is made with the full support of the Fox Petro Board and is made subject to the conditions set out in paragraphs 4 and 6 of this letter.

1. Terms of the Proposed Offer

The Board of Fox Petro is pleased to confirm that it proposes to offer a price of £0.12 pence per share to all Minmet shareholders.

The Proposed Offer will be an all share offer whereby shareholders of Minmet receive shares in Fox Petroleum in exchange for shares in Minmet. This will be made in accordance with the requirements of the Irish Take over Rules ("Rules").

The offer is made with the full support of the Fox Board and is made subject only to the conditions set out in paragraph 4 and 6 of this letter.

Fox Petro will also make appropriate proposals to the holders of any options over Minmet shares in accordance with the Rules.

2. Exchange

It is intended that the proposed offer will be funded through an issue and allotment of new shares in Fox Petroleum based on the average mid market price 10 days prior to any circular going to Minmet shareholders. Fox Petro also, as part of this process intends to apply for admission and trading of its shares post completion on the London Plus Markets affording all shareholders the opportunity to trade their shares in the United Kingdom.

3. Timetable

Subject to final confirmation from the Irish Take Over Panel, Fox Petro expects to be in a position to issue a circular to shareholders confirming the offer within a period not to exceed four weeks from the date hereof.

4. Pre-conditions

Announcement of the Proposed Offer is subject to satisfaction of the following pre-conditions:

- The Proposed Offer being unanimously recommended by the Board of Minmet (as advised by its Nomads) and such recommendation not being subsequently modified or withdrawn;

- Final approval of the Fox Petro Board of Directors.

5. Management and Employees

Fox Petro intends that the existing employment rights, including existing pension rights, of the employees of Minmet would be fully safeguarded.

6. Contingency on Acquisition of Tuquamquarie and Due Diligence Review of the Tuquamquarie Oil and Gas Field and Reserve Report:

This acquisition is conditioned on a final due diligence review of the Tuquamquarie Oil and Gas field, as well as a signed acquisition agreement between Fox and TIL for the acquisition of a 75% ownership interest in Tucumcuarie to close simultaneously with the acquisition of Min Met.

7. **Terms & Conditions**

The Proposed Offer will be subject to the terms and conditions that are usual for an offer of this nature which is subject to the City Code.

8. **Conclusion**

The Board of Fox Petroleum believe strongly that the Proposed Offer is capable of being completed on the terms set out in this letter.

Fox Petro intends to aggressively target under valued assets in the resources sector, and not just confined to precious metals, where the expertise of the management team combined with the support of its investors will we believe provide a superb combination which could lead to significant value accretion for all shareholders.

Fox Petro also believes that the current Projects within Minmet, namely the Tucumcari Project in New Mexico and the Alaska Project are extremely exciting and that it can successfully monetise these oil and gas projects over a period of time and thus create increased value for all shareholders.

Finally the board of Fox Petro believes that a portfolio approach in the resources sector is the most prudent way to take advantage of the many opportunities that abound in these fragile markets, and as such we believe that adopting this strategy not only mitigates risk for shareholders but also gives the company the greatest chance of success.

We look forward to your support in completing this transaction and accreting value for all shareholders.

Yours sincerely,

Fox Petroleum Corporation

Richard Moore